

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2020

Richard Schlenker, Jr.
Chief Financial Officer
Exponent, Inc.
149 Commonwealth Drive
Menlo Park, CA 94025

> **Re: Exponent, Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2020**
> **Filed February 28, 2020**
> **File No. 000-18655**

Dear Mr. Schlenker:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 3, 2020

Financial Statements
Note 17. Segment Reporting, page 60

1. Please revise your footnote disclosure to discuss in greater detail the types of amounts included in the corporate operating expense, capital expenditures and depreciation and amortization line items of your segment reconciliations. Also, revise your management's discussion and analysis section to discuss the business reasons for changes between periods in each segment's operating income and amounts in the corporate operating expense line item. In circumstances where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services